EXHIBIT 99.1

Yamana Gold Announces Share Purchases by the Executive Chairman and Chief Executive Officer

TORONTO, Dec. 20, 2018 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) is pleased to announce that Executive Chairman, Peter Marrone, has purchased an additional 650,000 common shares of Yamana.  This brings Mr. Marrone’s total share and share-equivalent ownership in the Company to over 4.84 million shares, with the ownership details presented in the table below.  Additionally, the Company’s President and Chief Executive Officer, Daniel Racine, has purchased an additional 70,000 common shares, bringing  his total share and share equivalents ownership to over 731,000 shares.

In just over 12 months, Mr. Marrone and Mr. Racine have purchased a total of over 1.0 million additional shares in the Company, including the most recent purchases.  These purchases are part of a broader plan by both individuals to increase their holdings in Yamana.

Share holdings (1)	Common Share Ownership	Change in Common Share Ownership Since November 1, 2017	Total Share and Share Equivalents
Peter Marrone (2)	1,628,395	935,475	4,841,792
Daniel Racine	239,176	187,898	731,122

(1) Total share and share equivalents includes common shares, Restricted Share Units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”).
(2) As at February 14, 2018 and as part of his total equity ownership, Mr. Marrone held 2,836,243 DSUs.  As a holder of DSUs, Mr. Marrone is fully aligned with shareholders because the value of DSUs is directly linked to the price of Yamana common shares and the DSUs cannot be redeemed until he resigns as Executive Chairman or retires. The total shareholdings for Mr. Marrone do not include amounts held in one or more family trusts for which he does not exercise control or direction.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company's strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with the satisfaction of all closing conditions, the completion of the Sale Transaction, the expected use of proceeds discussed herein and delivering value creation over the long term, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected plans and objectives in connection with the Sale Transaction and may not be appropriate for other purposes.

(All amounts are expressed in United States dollars unless otherwise indicated.)